H.S. Sangra
5000164
(604) 692-3022
hsangra@sangramoller.com
July 20, 2011
VIA EDGAR
SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Pamela Howell
Dear Sirs/Mesdames:

Re:	Mercer International Inc. (the “Company”) Form 10-K for the year ended December 31, 2010 Filed February 17, 2011 Definitive Proxy Statement on Schedule 14A Filed April 20, 2011 File No.: 0-51826
We act as counsel for the Company and write in connection with the letter dated July 11, 2011 (the "Comment Letter”) from the Securities and Exchange Commission (the “Commission”) commenting on the Company’s Form 10-K for the year ended December 31, 2010 filed with the Commission on February 17, 2011 (File No.:0-51826). On behalf of the Company, we provide the following response to your comment. For your ease of reference, we have reproduced the numbering in the Comment Letter and have set out below, in italics, the text of your question followed by the Company’s response thereto.
Form 10-K for fiscal year ended December 31, 2010
Part III Information Incorporated into Definitive Proxy Statement filed April 20, 2011
1)
We note that the performance period for the 2008 performance incentive supplement ended with this last fiscal year; however, you have not disclosed the targets for the performance criteria. Please confirm that you will provide such disclosure in future filings. Also, please note that this comment would also apply to future disclosure regarding the 2010 stock incentive plan to the extent that the performance period has ended. Lastly, please confirm that you will disclose the peer group referenced in this section in future filings. Please provide us with draft disclosure.

July 20, 2011

The Company acknowledges your comment and advises that it agrees that it will provide in future filings disclosure relating to the targets for the performance criteria for the 2008 performance incentive supplement as well as for the 2010 stock incentive plan, when the performance period for such plan has ended. The Company also intends to disclose in future filings the applicable peer group relating to both the 2008 performance incentive supplement and the 2010 stock incentive plan.
Please see Appendix A of this letter for the Company’s proposed draft disclosure regarding this comment. Please note that in order to facilitate the Commission’s review, we have underlined the proposed draft revisions to the relevant sections of the Company’s Definitive Proxy Statement filed April 20, 2011.
We trust the foregoing to be in order, but should you have any questions or concerns, please do not hesitate to contact the undersigned at (604) 692-3022 or Andrew Bond of our office at (604) 692-3059.
Yours truly,
SANGRA MOLLER LLP

Per:	/s/ H.S. Sangra H.S. Sangra

Per:	/s/ Andrew Bond Andrew Bond Washington State Bar No. 39502 California State Bar No. 257763 District of Columbia Bar No. 994014
HSS/AJB/cl

cc.	Mercer International Inc. Attention: Jimmy S.H. Lee / David M. Gandossi

APPENDIX A
Proposed Draft Disclosure in Response to Comments
Definitive Proxy Statement on Schedule 14A filed by Mercer International Inc. on April 20, 2011.

Peer Group Comparisons. In addition to periodically seeking advice from independent consultants, the Compensation and Human Resources Committee considers and evaluates executive compensation levels and programs through comparisons on an annual basis based on available information for certain “peer group” companies principally comprised of “mid-cap” North American forest products companies. We review compensation paid at these companies because their business and size make them most comparable to us and to ensure that our compensation levels are within the range of comparative norms. In 2010, using public filings, the Compensation and Human Resources Committee considered the executive compensation levels, including benefits and perquisites, of a number of such companies, including Catalyst Paper Corporation, Fibrek Inc., Rottneros AB, Tembec Inc., Fibria Cellulose AB, West Fraser Timber Co. Ltd. and Canfor Pulp Limited Partnership, collectively referred to as the “Peer Group Companies”.
Pages 27 and 28
Incentive Equity Grants or Awards. Our NEOs may be granted long-term equity incentives in the form of options, restricted stock, restricted stock rights, performance shares, performance share units and/or share appreciation rights under our 2010 Stock Incentive Plan, which replaced the Company’s 2004 Stock Incentive Plan. However, the terms of the 2004 Stock Incentive Plan will govern prior awards until all awards under the 2004 Stock Incentive Plan (including performance awards granted under the Performance Incentive Supplement) have been exercised, forfeited, cancelled, expired or terminated in accordance with the terms of such plan. Awards under the 2010 Stock Incentive Plan are generally granted based upon the long-term financial and operating expectations of our directors and management and the contribution an executive officer is expected to make in the future in achieving those targets.
Performance for awards previously outstanding under the Performance Incentive Supplement were measured over a three-year period commencing from January 1 of the year an award was granted and were scheduled to vest in the year following the completion of the performance period. The performance criteria used by the Compensation and Human Resources Committee to determine the achievement of performance objectives by a NEO under the 2004 Stock Incentive Plan was based 40% on the Company’s Operating EBITDA per tonne of pulp, 40% on the Company’s share price performance compared to the Peer Group Companies and 20% based upon strategic leadership, direction and overall performance by an individual NEO. See “Narrative Disclosure to Grant of Plan-Based Awards Table”. All of the performance awards previously granted under the Performance Incentive Supplement vested in March 2011.

Performance for awards granted under the 2010 Stock Incentive Plan is also measured over a three-year period commencing from January 1 of the year the award was granted, however, such awards will generally vest incrementally over three years following the completion of the performance period. The incremental vesting of awards is intended to provide added retention value for our NEOs beyond the performance period. The performance criteria used by the Compensation and Human Resources Committee to determine the achievement of performance objectives by a NEO under the 2010 Stock Incentive Plan is based 40% on the Company’s Operating EBITDA in Euros per tonne of NBSK pulp (as reported quarterly, annually and for the performance period), 40% on the Company’s Share price performance as reported in local currency quarterly, annually and for the performance period relative to the Peer Group Companies, and 20% based upon individual leadership and strategic initiatives taken by an individual NEO as determined in the sole discretion of the Compensation and Human Resources Committee. See “Narrative Disclosure to Grant of Plan-Based Awards Table”.
Pages 34 – 36
Performance Incentive Supplement
In 2010, the Compensation and Human Resources Committee did not grant any performance awards to any of our NEOs under the Performance Incentive Supplement. The last performance awards granted to our Named Executive Officers under the Performance Incentive Supplement occurred in February 2008, when 116,460 performance shares were awarded to Mr. Lee, and 62,271, 58,230, 44,291, and 39,865 performance units were awarded to Mr. Gandossi, Mr. Isacson, Mr. Ridder and Mr. Nossol, respectively. Performance shares are subject to certain restrictions and are required to be deposited with the Company until vesting and the lapse of such restrictions. The lapse of the restrictions on the performance shares and the vesting of such performance shares are contingent upon the achievement of certain specified performance objectives including Company performance, Share price performance and individual performance. Similarly, the vesting of the performance units is also contingent upon the achievement of such performance objectives.
Performance was measured over a three year-period which commenced on January 1 in the year where the award was granted. Determinations as to the achievement of the performance objectives by a Named Executive Officer and the number of Shares that ultimately vested and were awarded were made by the Compensation and Human Resources Committee at the end of the three-year performance period with reference to the following performance criteria:
•	40% was based upon the Company’s “Operating EBITDA” (as measured by the Company at the beginning of the performance cycle) per tonne of NBSK, pulp as compared to the Peer Group Companies;

•	40% was based upon the Company’s Share price performance relative to the Peer Group Companies; and

•
20% was based upon the strategic leadership, direction and other overall performance by the Named Executive Officer, all subject to adjustment by the Compensation and Human Resources Committee in its sole discretion to remove the effect of charges for restructurings, discontinued operations, acquisitions, divestitures, extraordinary items and all items of gain, loss or expense determined to be extraordinary or unusual in nature or infrequent occurrence, related to the disposal or a segment or a business, or related to a change in accounting principle or otherwise.

In determining the number of Shares awarded to each Named Executive Officer under the Performance Incentive Supplement, the Compensation and Human Resources Committee used the following targets in evaluating the Company’s Operating EBITDA and share price performance relative to the Peer Group Companies:

	Relative Measure
	(the Company against the	Payout
Performance Level	Peer Group Companies)	(% of maximum award)
Below Threshold	Less than 25th percentile	0
	25th percentile or better than two members of the Peer Group Companies	50
Target	50th percentile or better than four members of the Peer Group Companies	75
Maximum	75th percentile or better than six members of the Peer Group Companies	100
In the event that the threshold performance stipulated for each Named Executive Officer was not satisfied, the NEO’s rights with respect to the performance award was subject to forfeit. The Compensation and Human Resources Committee also had discretion to decrease the amount of Shares issued pursuant to the performance awards, if, in the Compensation and Human Resources Committee’s view, the financial performance of the Company as a whole during the performance cycle justifies such adjustment, regardless of the extent to which the performance objectives were achieved.
The aforementioned performance shares and performance units vested on March 1, 2011. Based upon the above performance criteria and targets, the Compensation and Human Resources Committee awarded our Named Executive Officers 90% of their respective performance share and unit grants. As a result, Mr. Lee, Mr. Gandossi, Mr. Isacson, Mr. Ridder and Mr. Nossol were issued 106,755, 55,421, 50,466, 38,386, and 34,550 Shares, respectively.

2010 Stock Incentive Plan
In 2010, the Compensation and Human Resources Committee did not grant any awards to any of our NEOs under our 2010 Stock Incentive Plan. However, in February 2011, we awarded performance share units under our 2010 Stock Incentive Plan to our Named Executive Officers as an incentive for the creation of long-term competitive operating excellence and shareholder value. Mr. Lee, Mr. Gandossi, Mr. Isacson, Mr. Ridder and Mr. Nossol each received 198,008, 92,883, 29,180, 57,339 and 51,565 performance share units, respectively. Each performance share unit represents one Share and up to the maximum number of Shares is scheduled to vest annually between January 1, 2014 and January 1, 2016 (with the exception of the performance share units granted to Mr. Isacson which are scheduled to vest on July 31, 2012) depending upon the achievement of certain specified performance criteria including Company performance, Share price performance and individual performance. Performance is measured over a three year-period which commenced on January 1, 2011 and will end on December 31, 2013. Determinations as to the achievement of the performance objectives by a Named Executive Officer and the number of Shares that ultimately vest and are awarded are made by the Compensation and Human Resources Committee at the end of the three-year performance period with reference to the following performance criteria:
•
40% is based upon the Company’s Operating EBITDA (as measured by the Company as at December 31, 2010) in Euros per tonne of NBSK pulp (as reported quarterly, annually and for the performance period) compared to the Peer Group Companies;

•
40% is based upon the price (in local currency) of the Shares, as reported quarterly, annually and for the performance period, relative to the Peer Group Companies (and indexed to the first quarter of 2011); and

•
20% is based on individual leadership and strategic initiatives taken by the NEO as determined in the sole discretion of the Compensation and Human Resources Committee. In particular, the Compensation and Human Resources Committee will consider the extent to which an NEO has: contributed to the articulation of a clear, concise strategic direction for the Company; has demonstrated a clear understanding of the external conditions affecting the Company’s long-term prospects; has encouraged others to accept and adapt to necessary changes; and has identified strategic opportunities and supports activities that position the Company for future success.

In determining the number of Shares to be awarded to each Named Executive Officer, the Compensation and Human Resources Committee will use the following table as guidance in evaluating the Company’s Operating EBITDA and share price performance relative to the Peer Group Companies:

	Relative Measure
	(the Company against the	Payout
Performance Level	Peer Group Companies)	(% of maximum award)
Below Threshold	Less than 25th percentile	0
Threshold	25th percentile or better than two members of the Peer Group Companies	50
Target	50th percentile or better than four members of the Peer Group Companies	75
Maximum	75th percentile or better than six members of the Peer Group Companies	100
For the purposes of determining the performance levels outlined above, Operating EBITDA will be derived from financial information calculated in accordance with generally accepted accounting principles (“GAAP”) in the United States as measured by the Company as at December 31, 2010. The Compensation and Human Resources Committee retains the discretion to consider differences in GAAP reporting among the Peer Group Companies in measuring EBITDA performance, as several of the Peer Group Companies will be reporting their results of operations in 2011 pursuant to “international financial reporting standards” or already do so.
In the event of a change of control, the performance share units may vest earlier but remain subject to the aforementioned performance criteria in determining the exact number of Shares which will vest with the individual.
Additionally, on March 1, 2011, the Compensation and Human Resources Committee granted 200,000 shares of restricted stock under the 2010 Stock Incentive Plan to Mr. Lee, in connection with his role as Chief Executive Officer of the Company. One fifth of these restricted shares vest and become non-forfeitable on March 1, 2012, while the remaining shares will vest and become non-forfeitable in equal annual amounts on March 1, 2013, 2014, 2015 and 2016, respectively. These shares are subject to forfeiture upon the occurrence of certain events, such as termination of employment.